BY FACSIMILE AND EDGAR TRANSMISSION

February 6, 2007

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	National CineMedia, Inc.

Registration Statement on Form S-1 (File No. 333-137976)

Dear Sir/Madam:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the underwriters, hereby join in the request of National CineMedia, Inc. that the effective date for the above-referenced registration statement be accelerated so that it be declared effective at 4:30 p.m. (Eastern Standard Time), on February 7, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectus, dated January 25, 2007, relating to the above-referenced offering have been distributed as follows during the period of January 25, 2007 through February 5, 2007:

38,264	total copies distributed;
37,559	copies to prospective underwriters;
702	copies to institutional investors; and
3	copies to others.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Morgan Stanley & Co. Incorporated

By:	Credit Suisse Securities (USA) LLC

By:	/s/ Jeff Lipkin
Name:	Jeff Lipkin
Title:	Director